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Thomas Friedmann thomas.friedmann@dechert.com +1 617 728 7120 Direct +1 617 275 8389 Fax

October 1, 2020

VIA EDGAR

Tony Burak

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management – Office of the Chief Accountant

100 F Street, NE

Washington, DC 20549

Re:	Harvest Capital Credit Corporation

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2019

File Number: 814-00985

Dear Mr. Burak:

On behalf of Harvest Capital Credit Corporation (the “Company”), this letter responds to the comments issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission’s (“SEC”) Division of Investment Management to us on September 16, 2020 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (the “Form 10-K”).

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the Company’s response.

1.	Comment: We refer to the $394,824 and $5,055,135 total figures for the “Net Change in Unrealized Appreciation (Depreciation)” and the “Amount of Dividends or Interest Credited to Income,” respectively, set forth in the Schedule 12-14 – “Schedule of Investments in and Advances to Affiliates” table attached to the end of the Form 10-K. Please advise us as to why such total figures do not agree to the related captions on the face of the Company’s statement of operations.

Response: During the fourth quarter of 2019, one of the Company’s affiliated investments, Coastal Screen and Rail, LLC (“Coastal”), conducted an equity financing in which the Company did not participate. The equity financing diluted the Company’s equity ownership in Coastal, reducing the Company’s investment to below 5.0% of Coastal’s equity interests. As a result, Coastal was reclassified as a non-affiliated/non-control portfolio company prior to December 31, 2019 and is not included on the Schedule 12-14 attached to the end of the Form 10-K as it was not an affiliated portfolio company of the Company as of December 31, 2019. The Company classified the net change in the unrealized appreciation (depreciation) and interest credited to income related to its investment in Coastal as earned by an affiliate on the Company’s statement of operations through September 30, 2019.

October 1, 2020 Page 2

2.	Comment: Please supplementally disclose to the Staff whether the Company invests in covenant-lite loans and, if so, the magnitude thereof. If the Company will hold a significant amount of covenant-lite loans, please revise the Company’s principal risks disclosure in its future SEC filings to include the heightened risks associated with covenant-lite loans.

Response: The Company represents to the Staff on a supplemental basis that the Company’s general policy is to not originate or invest in any covenant-lite loans. However, an investment may be converted into a covenant-lite loan over the course of the loan. As of December 31, 2019, 0.57% of the Company’s debt portfolio at fair value, a single debt investment, represented loans that the Company originated as covenant-lite loans. The Company restructured one additional loan into a covenant-lite loan subsequent to origination; the Company had acquired 100% of the company’s voting membership interests prior to the restructuring. As of December 31, 2019, these two investments represented 9.2% of the Company’s debt portfolio at fair value. To the extent that the Company determines that it holds a significant amount of covenant-lite loans, or that such loans may become a material concern for investors, the Company undertakes to include appropriate risk disclosure in its future SEC filings.

3.	Comment: We note disclosure in the notes to the Company’s financial statements contained in the Form 10-K that the Company had unfunded commitments to extend credit to portfolio companies at December 31, 2019. Please confirm that the Company accounts for its unfunded commitments in accordance with Accounting Standards Codification 820, “Fair Value of Measurements and Disclosures” and that the net asset value disclosed in the Company’s financial statements reflects the impact thereof.

Response: The Company confirms that the unfunded commitments disclosed in the notes to the financial statements contained in the Form 10-K are accounted for in accordance with Accounting Standards Codification 820, “Fair Value Measurements and Disclosures.” The Company refers the Staff to Footnote 8 to the Company’s Consolidated Financial Statements as of December 31, 2019, which states that the Company has unfunded commitments of $3,113,903 and an extended fair value of unfunded commitments of $3,086,321. The Company advises the Staff, on a supplemental basis, that the $27,582 in aggregate unrealized loss on the Company’s unfunded commitments as of December 31, 2019 was deemed to be immaterial to the Company’s net asset value. The Company undertakes to reflect any material impact of the change in the fair value of its unfunded commitments in future SEC filings.

* * *

Should you have any questions or comments, please contact the undersigned at 617.728.7120.

Sincerely,

/s/ Thomas J. Friedmann
Thomas J. Friedmann

cc:	Joseph A. Jolson
William E. Alvarez, Jr.
Harvest Capital Credit Corporation

Harry S. Pangas
Dechert LLP